[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

December 9, 2014	91322.00004

VIA EDGAR

Mr. Asen Parachkevov

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Global Investment Solutions — Opportunistic Dividend Strategy, Series 1

(the “Fund”) (File No. 333-200819)

Dear Mr. Parachkevov:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated December 5, 2014, with respect to the above-referenced Fund. The Fund consists of one underlying unit investment trust portfolio, the Opportunistic Dividend Strategy, Series 1 (the “Trust”).

Due to a technical error, the registration statement for the above referenced Fund was originally filed on EDGAR using an incorrect Central Index Key (1599583) on November 7, 2014 (File No. 333-199989; accession number 0001104659-14-078303) (the “Initial Filing”).  The amended registration statement addressing the Staff’s comment letter has been filed today as an initial Registration Statement on Form S-6 (File No. 333-200819; accession number 0001104659-14-085666), using the correct Central Index Key (1626894) for this Trust. In response to the Staff’s request, a copy of both the Staff’s comment letter dated December 5, 2014 and the Initial Filing are enclosed, and are identified as “Exhibit A” and “Exhibit B”, respectively.

The Registrant’s responses to your comments are reflected below.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Investment Summary — Investment Concept and Selection Process, page 2

1. The Prospectus states that the Sponsor implements its portfolio selection criteria by using FactSet, CompuStat and I/B/E/S data through FactSet. Please include a description (e.g. in a footnote) of the service providers and the services provided, including whether there is any affiliation with the Sponsor or Morgan Stanley.

Response: The prospectus has been revised to include a description of the FactSet, Compustat and I/B/E/S service providers in a footnote to the “Investment Summary - Investment Concept and Selection Process” section.  The footnote also includes language confirming that neither the Sponsor nor Morgan Stanley has any affiliation with these service providers.

2. The Prospectus states that the Fundamental Factor Score, the Sponsor’s proprietary stock scoring system, is based on an objective, quantitative selection methodology based on 13 factors. Please provide additional explanation how the 13 factors are weighted and averaged to generate the

Fundamental Factor Score. Furthermore, please note that the portfolio selection process needs to be disclosed with sufficient clarity, such that a third party using the same data and the portfolio selection methodology as disclosed in the Prospectus, would be able to replicate the hypothetical performance information that is disclosed later in the Prospectus. Please note that hypothetical performance is permitted only in situations where the all elements of a particular portfolio selection methodology have been disclosed with specificity.

Response: The description of the Fundamental Factor Score under “Investment Summary - Glossary of Terms” has been updated to provide the precise relative weighting amounts among the 13 factors that is utilized to calculate each stock’s Fundamental Factor Score.

3. With respect to the calculation of the Fundamental Factor Score, please confirm whether all calculations are performed in FactSet, without independent input from the Sponsor (i.e. all data points and calculations are generated independently).

Response: The calculation of the Fundamental Factor Score reflects an objective, rules-based methodology that exclusively utilizes data and tools available through FactSet, without the use of independent input from the Sponsor.

Fee Table, page 5

4. Please provide a completed fee table in your response letter.

Response: The fee table will be completed in the pricing amendment of the Trust’s registration statement.

5. In the second footnote to the fee table, please include a clarification whether the entire deferred sales charge will be collected if Units are redeemed prior to the expiration of the initial three months during which the deferred sales charge is to be collected.

Response: The second footnote to the fee table has been revised to indicate that the proceeds of redeemed units will be subject to any uncollected portion of the deferred sales charge. The “Summary of Essential Information — Sales Charge”, “Statement of Condition”, and “Public Sale of Units — Public Offering Price” sections each provide related disclosure regarding the assessment of uncollected deferred sales charge amounts on redemption proceeds.

6. Please include a footnote explaining any assumptions that are used for calculating Other Operating Expenses, such as the estimated trust size.

Response: An additional footnote to the fee table has been added to clarify that the line item entitled “Other Operating Expenses” is calculated using an estimate of the size of the Trust at the end of the initial offering period.

Hypothetical Performance Information, page 13

7. According to the Fund’s investment strategy, the Sponsor selects a portfolio of companies from the “U.S. 1,200 Universe,” whereas the Hypothetical Performance Information section utilizes the S&P

500 Index for comparison purposes. Please consider whether a different benchmark would be more appropriate.

Response: The S&P 500 Index is a broad-based measure of domestic stock market performance.  Since the Trust’s portfolio will be derived from a universe of domestic stocks, the Sponsor considers the S&P 500 Index to be an appropriate benchmark for comparison of the Trust’s hypothetical strategy performance.

General Comments

8. In your response letter, please provide a status update regarding the exemptive application you have filed with the staff.

Response:  On June 17, 2014, the Sponsor received an Order from the Commission granting its exemptive application (Investment Company Act Release No. 31086; 812-14276).

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Tuesday, December 16, 2014. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP

Enclosures